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2013 EXECUTIVE MANAGEMENT INCENTIVE PLAN
CEO & CFO

Your cash bonus for 2013 will be determined in accordance with the 2013 Executive Management Incentive Plan (“EMIP”) of MRV Communications, Inc. and certain of its subsidiaries (together, the “Company”). The amount of your bonus will be subject to the achievement of certain financial and key operational goals during 2013. This document sets forth the material terms of the EMIP. The Company's Board of Directors (the “Board”) has full authority and discretion to interpret and administer the provisions of the EMIP. The Board may delegate its authority and discretion to the Compensation Committee of the Board (the “Committee”). Any determination made by the Board and/or the Committee in connection with the interpretation and administration of the EMIP will be final and conclusive. The terms of your participation in the EMIP are confidential and we expect you not to share those terms with anyone outside of your supervisor, HR department, your immediate family and professional advisers.

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Target Bonus. Your target bonus for 2013 is a dollar amount equal to a designated percentage of your 2013 base salary. Your designated percentage will be separately communicated to you and should remain private. As an example, if your base salary is $150,000 and if your designated percentage is 30%, your target bonus for 2013 is $45,000. We use these amounts as an example throughout this document.

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Target, Threshold and Maximum Bonus Opportunity. The amount of your bonus for 2013 will depend on whether and the extent to which the Company's performance goals are achieved. (These goals are described in the paragraphs that follow.) If the Company achieves the targeted levels of performance for all of the performance goals, your bonus would be 100% of your target bonus amount--$45,000 in the above example. If the Company's performance is below the target levels but equal to or more than specified threshold levels, your bonus would be at least 50% of your target bonus amount--$22,500 in the above example. If the Company's performance is greater than the targeted levels, you would receive a bonus of as much as 137.5% of your target bonus amount--$61,875 in the above example. If the Company's performance for the year or quarter is below the threshold levels, your payout percentage will be 0% and you would receive no bonus.

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Performance Goals--General. The EMIP performance goals for 2013 are divided into two categories: (1) financial performance (“Financial”), and (2) performance of specified strategic and operational goals (“Strategic”). The Financial and Strategic performance goals are weighted equally so that 50% of your target bonus ($22,500 in the above example) will be based on achievement of the Financial goals and 50% ($22,500 in the above example) will be based on achievement of the Strategic goals. Using the above example, if the Company achieves the target levels of Financial performance but only achieves the threshold levels of Strategic performance, the bonus for the year would be $33,750, consisting of $22,500 for meeting the Financial performance targets ($22,500 target bonus x 100% performance payout percentage) and $11,250 for meeting the threshold level of the Strategic goals ($22,500 target bonus x 50% performance payout percentage).

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Financial Performance Goals; EBITDA Gateway. The EMIP uses three factors to measure Financial performance: EBITDA (subject to certain adjustments for extraordinary items), Revenue, and Gross Profit (revenue less cost of goods sold and cost of sales). The EBITDA factor serves as a “gateway” in the sense that, unless the Company meets the targeted level of EBITDA for the year or quarter, you will not be eligible to receive any amount of the Financial performance-based bonus (regardless of the levels of achievement of the Revenue and Gross Profit goals). For example, the annual EBITDA target for 2013 is $XXXXX million, and no annual Financial performance-based bonus will be earned if the actual 2013 EBITDA is less than $XXXX million.

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Application of Financial Performance Goals. If the EBITDA target is met, the Financial performance-based portion of your bonus will be based on the achievement of the Revenue and Gross Profit goals, with a 50% weighting for each. For example, if your target bonus is $45,000, then $22,500 will be subject to the achievement of Financial performance goals. Of that $22,500, $11,250 is subject to achievement of the Company's Revenue goals, and the other $11,250 is tied to achievement of the Company's Gross Profit goals.

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Strategic Performance Goals. The EMIP uses three criteria to measure Strategic performance: one based on winning large accounts, another based on timely introduction of new products, and the third based on implementation of the new Enterprise Resource Planning (“ERP”) system. These criteria are weighted 35%, 35% and 30%, respectively. Continuing with the above example, if the number of new accounts meets the target level, then your bonus attributable to new accounts would be $7,875 ($22,500 Strategic target bonus x 35% weighting x 100% target performance percentage). Similar calculations will be made for the other two criteria in order to determine the amount of the Strategic performance-based portion of your bonus. More specifics about the Strategic performance criteria and the threshold, target and maximum performance levels for each of those criteria are set forth in the last chart below, under the heading “Strategic Goals and Objectives.

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Payments for Achievement of Quarterly Financial Performance Targets. You may be eligible to receive up to 30% of your Financial performance-based target bonus after completion of the first, second and third calendar quarters, at the rate of 10% per quarter. Using the above example, if your Financial performance-based target bonus is $22,500, then you could be eligible to receive quarterly payments of up to $6,750 (30% x $22,500), at the rate of $2,250 per quarter. In order to receive a quarterly payment, the Company's EBITDA for the quarter must be at least equal to that quarter's target EBITDA level, and the Company's Revenue or Gross Profit for the quarter must be at least equal to the target level for the quarter. However, if a Revenue or Gross Profit Financial performance target is missed in one quarter but is made up (on a cumulative basis) in the next quarter, then half of the first quarter's target bonus attributable to the missed performance goal will be payable after the end of the following quarter. Further, if the EBITDA target was missed in a quarter, and if the performance level in the following quarter is at least equal to the cumulative EBITDA target for both quarters, then half of the payment that would have been earned for the first quarter related to Revenue and Gross Profit performance for the first quarter will be payable after the end of the following quarter. Although there is no quarterly bonus tied to the fourth quarter performance targets, up to half of the bonus for performance targets in the third quarter of 2013 can be made up in the fourth quarter of 2013 as described above. For example, if the EBITDA and Revenue performance targets are met for the first calendar quarter and the Gross Profit target for the quarter is not met, you would receive a payment of $1,125 for the first quarter's performance. If the second quarter's target Revenue is met and if the sum of the first and second quarter Gross Profit is at least equal to the sum of the Gross Profit targets for both quarters, then the bonus paid after the end of the second quarter would be $2,812.50--$2,250 for the second quarter performance plus $562.50 (50% x the $1,125 target Gross Profit bonus amount that was missed in the first quarter).

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Payments for Achievement of Annual Financial Performance Targets. You may be eligible to receive the remaining 70% of your Financial performance-based target bonus after completion of fiscal year 2013. Using the above example, the annual portion of your Financial performance-based target bonus would be $15,750 (70% x $22,500). If Revenue for 2013 is equal to the Revenue target, and if the Company's Gross Profit for the year is only equal to the threshold amount, the Financial performance-based portion of your 2013 bonus would be $11,812.50 (100% x $7,875 for target Revenue performance, and 50% x $7,875 for threshold Gross Profit performance). The Revenue and Gross Profit target, threshold and maximum performance levels are shown in the first table below (under the heading “2013 Annual Financial Performance Targets”).

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Timing of Bonus Payments; Employment Condition. Quarterly bonus payments, if any, will be made in the next reasonable payroll period following the filing of the Company's quarterly financial statements with the Securities and Exchange Commission. The annual bonus payments will be payable on or before March 15, 2014. You must be employed at the conclusion of the covered EMIP periods (quarterly or annual) in order to earn the bonus otherwise payable for that period.

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No Guarantees. Participation in the 2013 EMIP does not guarantee your eligibility to participate, or guarantee you any level of participation, in any successor or similar plan for future years. Neither the EMIP itself nor your participation in the EMIP will give you any right to continued employment with the Company nor limit the ability of the Company to terminate or modify the terms of your employment.

The following pages contain additional details, charts and other information regarding your 2013 EMIP bonus opportunity. If you have any questions regarding the operation of the 2013 EMIP, either generally or in your own situation, please contact Jackie Hickey at (978) 674-6815.

Financial Goals: 50% of the total potential bonus
Strategic Goals: 50% of the total potential bonus

Note: No Financial performance-based bonus is earned for a quarter or for the year if the EBITDA target for the quarter or the year, as the case may be, is not met. The EBITDA targets are set forth at the bottom of the second table below (under the heading “2013 Quarterly Financial Targets”). For EMIP purposes, EBITDA is subject to adjustment for unbudgeted LTIP amortization expense, the costs or gains from extraordinary litigation, or future unknown litigation, gains, losses and/or transaction costs for any sale process, and foreign currency exchange gains or losses.

2013 ANNUAL FINANCIAL PERFORMANCE TARGETS
50% of your total target bonus is tied to Financial performance, which is divided equally between Revenue and Gross Profit. The threshold, target and maximum levels for annual Revenue and Gross Profit for the Company are set forth in the following table. The payout percentages (applied to your Financial performance target bonus amount) are set forth in the third table below under the heading “Financial Payout Scale”).

2013 QUARTERLY FINANCIAL TARGETS AND EBITDA THRESHOLDS

The quarterly performance targets are set forth in the following table, and you may receive a bonus for achievement of one metric even if the other metric is not achieved, so long as the EBITDA target has been met. If a performance goal (e.g., Revenue) for one quarter is missed and if the performance level in the following quarter is at least equal to the cumulative target level for both quarters, then half of the payment that would have been earned for the first quarter will be payable after the end of the following quarter. Further, if the EBITDA target was missed in a quarter, and if the performance level in the following quarter is at least equal to the cumulative EBITDA target for both quarters, then half of the payment that would have been earned for the first quarter related to Revenue and Gross Profit performance for the first quarter will be payable after the end of the following quarter. Although there is no quarterly bonus tied to the fourth quarter performance targets, up to half of the bonus for performance targets in the third quarter of 2013 can be made up in the fourth quarter of 2014 as described above.

Annual Payout Scale
The following table sets forth the performance payout percentages related to achievement of threshold, target and maximum performance levels. As indicated in the table, no bonus is earned with respect to a particular performance goal if the threshold level for that goal is not achieved. The payout percentages for threshold, target and maximum performance will be 50%, 100% and 150%, respectively. If actual performance is between target and extended performance, or if actual performance is between threshold and target, the payout percentage will be determined by linear interpolation. For example, if the actual annual performance level is 95% of target, the payout percentage would be 75%; and, if the actual performance level is 107.5%, the payout percentage would be for 125%. The amount of the bonus payable with respect to either goal (Revenue or Gross Profit) is equal to the product of the applicable payout percentage (based on the level of performance) multiplied by the amount of your target bonus tied to that goal.

STRATEGIC GOALS & OBJECTIVES:
50% of the total target bonus is subject to the achievement of the Company's Strategic goals. The payout percentages for threshold, target and maximum performance are 50%, 100% and 125%, respectively. Achievement of the Strategic goals and objectives and the level of achievement is determined at year-end by the Company's Board of Directors. Strategic performance-based bonuses are payable on or before March 15, 2014. No quarterly installments are made with respect to the Strategic performance-based bonus.
The EMIP uses three measures of Strategic performance. The three performance measures, their respective weightings, and the payout percentages for target, threshold and maximum levels of achievement and the payout percentages for each level are set forth in the following table.
STRATEGIC PERFORMANCE BONUS CRITERIA

Goals & Objectives	Percent Weighting	On-going goal due to role (Y/N)	Specific Notes
Goal #1	35%
Goal #2	35%
Goal #3	30%

2013 EXECUTIVE MANAGEMENT INCENTIVE PLAN
APPENDIX A

I have read, understand and agree to the terms and conditions of the Management Incentive Plan. Below are the agreed upon goals that must be met in order to earn that portion of my incentive program. I agree to the goals below.

Employee Name: Steve Garcia                Employee Title: CFO

Target % of Base: 60%                    Total on-target amount: $159,000

Functional Team:     G&A                    Direct Manager: David Stehlin